EXHIBIT 1

December 19, 2012

Julia Stewart
Chairman, CEO, and President
DineEquity, Inc.
450 North Brand Boulevard, 7th Floor
Glendale, California 91203

cc:
Richard Dahl, Lead Director
Howard Berk
Daniel Brestle
H. Frederick Christie
Michael Gordon
Stephen Joyce
Larry Kay
Caroline Nahas
Gilbert Ray
Patrick Rose

Dear Julia,

We enjoyed meeting with you and your team in your offices last week. I have reflected on our discussion and wanted to follow up with more detailed thoughts on specific steps that we think can create significant value for the owners of the Company. These are steps that can be readily executed by the Board and management with no disruption to the important task of supporting your franchisees and driving improved performance across the franchise system.

As we discussed with you during our meeting, we believe that the Company is at a very important moment in its strategic life.  The refranchising campaign associated with the Company’s 2007 acquisition of Applebee’s, and the related debt reduction effort, is now complete. The Company has successfully transitioned its business model to that of a pure royalty collector that creates value for its network of franchisees by providing brand and menu management expertise. In our view, this business model is very attractive.  It produces a stream of cash flow that is extremely stable and grows without capital as franchisees add new units and work to increase same-store-sales. The critical questions that the Company must now answer are: 1) What is the best way to capitalize the business to maximize equity value; and 2) What is the most appropriate use for the Company's generous and growing free cash flow (again in order to maximize equity value)?

We have a clear point of view on this and believe that our view, or slight variations of our view, is shared by many of the Company’s largest shareholders. Below I summarize the key points that we believe are important for you, the Board, and management to understand and incorporate into your planning for 2013 and beyond.  We have also included a series of slides that provide more detail on both our rationale as well as the implications for value.

I.	Maintain a target leverage ratio of 5.0x Net Debt / EBITDA

The Company has reduced its debt levels significantly over the past five years. The current business has high margins, minimal capital requirements, minimal earnings volatility, and moderate growth – fueled primarily through franchisee unit growth and improvements in same-store-sales. This type of business is well-suited to carry a healthy amount of low cost borrowing to minimize the Company’s overall cost of capital. Our analysis of the current borrowings shows that coverage ratios are healthy at the current level and further payments to reduce borrowings would only represent a very low return on investment of the Company’s free cash flow.

II.	Return Free Cash Flow to Shareholders

The Company generates substantial free cash flow in relation to its market value. With little need to reinvest capital into its operations, and a debt level that is already appropriate, the Company should return these profits to owners. With the stock trading at a 10% free cash flow yield, the repurchase of shares would certainly create more value than further paying down debt.  However, in this persistent low-yield environment, we believe that investors will place a significant premium on the Company’s shares if it pays out its free cash flow in the form of an ongoing dividend.  We suggest an annual dividend of $6/share.  This dividend is likely to grow through 1) new franchisee unit growth; 2) improved revenue performance across the franchise system; and 3) reduced interest expense from the refinancing of high-coupon bonds that are callable in late-2014. We expect that a stable and growing dividend will attract many new investors and reward the Company with a much higher valuation, more consistent with that afforded similar high-margin royalty businesses.

III.	Amend or Refinance Existing Borrowings To Provide Maximum Capital Flexibility

The Company has two primary sources of debt, a senior bank facility and bonds. The bonds carry a 9.5% coupon and currently trade at a 4.3% yield. These bonds are callable in October 2014 and we strongly urge the Company to refinance these bonds with lower cost borrowings when they become callable. The potential interest savings and free cash flow growth is substantial. The bank facility should be an immediate priority for the Company. It is the most important project that the Company can undertake to create shareholder value. Currently, borrowings under the bank facility represent less than 2.0x run-rate EBITDA, yet the agreement carries terms that require the Company to continue to pay down the borrowings by at least 50% of the free cash flow generated during the course of a year. These mandatory payments may have made sense several years ago when the Company’s leverage levels were much higher and earnings were more volatile due to the higher level of restaurant ownership. However, with the successful completion of the Company’s refranchising initiative, the current picture is much different and the current credit environment has improved as well. Fortunately, the bank facility is pre-payable at any time without penalty. The Company should immediately embark on a parallel process to refinance the bank facility with new lenders on market terms or reach an agreement with the existing lenders to eliminate the mandatory cash flow sweep.  We have already spoken with financial advisors who feel that this is readily achievable and we would be happy to make those introductions to the Company. We feel that it would be in the Company’s and shareholders’ best interest if the Company promptly engaged sophisticated financial advisors to help develop, negotiate, and execute this refinancing plan. With a business of this quality, we expect that this could be accomplished in the first quarter of 2013, positioning the Company to declare and begin paying a regular dividend by the third quarter at the latest.

Points I and II, above, represent “what” the Company needs to do in order to receive a full and fair value in the market. Point III is “how” the Company can create the capital flexibility that it deserves and enables it to execute this plan. In the course of our discussions, some shareholders have pointed to low levels of stock ownership by you, the Board, and management as a source of concern as to whether the Company will take the appropriate steps, even simple ones as outlined here, to improve the Company’s value in the market. This is an opportunity to demonstrate that your interests are aligned with those of owners.

I recognize that the Company is entering its quiet period and will be limited in its ability to interact with investors. This is the primary reason for sending these materials to you, the Board, and other shareholders. We remain interested in entering into a confidentiality agreement that would allow us to assist the Company and Board in determining the best course of action.

Regards,

/s/ Mick McGuire

Mick McGuire